Exhibit 99.1

Nord Anglia Education, Inc. Enters Into Agreement to Be Acquired By Consortium Led By Canada Pension Plan Investment Board and Baring Private Equity Asia

•                              Nord Anglia Education shareholders to receive $32.50 per share in cash

•                              Transaction valued at approximately $4.3 billion, including repayment of debt

•                              Transaction implies a 33 percent premium over the average closing share price during the 90 calendar days ended April 24, 2017

HONG KONG, April 25, 2017 /PRNewswire/ — Nord Anglia Education, Inc. (NYSE: NORD) (“Nord Anglia Education” or the “Company”), the world’s leading premium schools organization, today announced that it has entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Bach Finance Limited (“Parent”) and Bach Acquisitions Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which Nord Anglia Education will be acquired by Parent in a transaction valued at approximately $4.3 billion, including the repayment of debt. Immediately following the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Parent will be beneficially owned by a consortium (the “Buyer Consortium”) led by funds affiliated with Canada Pension Plan Investment Board (“CPPIB”) and funds affiliated with Baring Private Equity Asia (“BPEA”).

Under the terms of the Merger Agreement, at the effective time of the merger, each ordinary share of the Company issued and outstanding immediately prior to the effective time of the merger (each a “Share”) will be cancelled and cease to exist in exchange for the right to receive $32.50 in cash without interest, except for (a) (i) 69,613,389 Shares beneficially owned by Premier Education Holdings Ltd or its transferee and (ii) Shares held by Parent, the Company or any of their subsidiaries, each of which will be cancelled and cease to exist without any conversion thereof or consideration paid therefor, (b) certain shares of restricted stock granted under the 2014 Equity Incentive Award Plan of the Company, which will be converted into rights to receive shares in Bach Manco Limited, an indirect majority shareholder of Parent, and (c) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger, or dissenter rights, in accordance with Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of appraised fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

The merger consideration per Share represents a premium of 18 percent over Nord Anglia Education’s closing share price of $27.62 on April 24, 2017 and a premium of approximately 33 percent over the average closing share price during the 90 calendar days ended April 24, 2017.

The board of directors of Nord Anglia Education (the “Board”), acting on the recommendation of a special committee of independent and disinterested directors unaffiliated with CPPIB or BPEA (the “Special Committee”), has authorized and approved the Merger Agreement and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The merger agreement provides for a so-called “go-shop” period, during which the Special Committee will actively solicit, receive, evaluate and potentially enter into negotiations with parties that offer alternative proposals. The initial go-shop period is 30 days, following which period, the Special Committee will be permitted to continue discussions and enter into or recommend a transaction with any person or group that submitted a qualifying proposal during such 30-day period.

The transaction will be financed through a combination of cash contributed by CPPIB and BPEA and third party financing underwritten by a group of financial institutions. There is no financing condition to the Closing.

The transaction is subject to customary conditions including the approval of the Merger Agreement and the merger by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders convened to consider the Merger Agreement and the merger. Premier Education Holdings Ltd, an affiliate of BPEA that currently holds approximately 67 percent of the Company’s Shares, has agreed to vote all of such Shares in favor of the authorization and approval of the Merger Agreement and the merger. The transaction is currently expected to close before the end of Nord Anglia Education’s fiscal year ending August 31, 2017. If completed, the merger will result in the Company becoming a privately-owned company and its Shares will no longer be listed on the New York Stock Exchange.

In connection with the merger, Houlihan Lokey is serving as financial advisor to the Special Committee; Kirkland & Ellis is serving as U.S. legal counsel to the Special Committee; Maples and Calder is serving as Cayman Islands legal counsel to the Special Committee; and Latham & Watkins is serving as U.S. legal counsel to the Company.

Weil, Gotshal & Manges is serving as U.S. legal counsel to the Buyer Consortium; and Walkers is serving as Cayman Islands legal counsel to the Buyer Consortium.

Ropes & Gray is serving as U.S. legal counsel to CPPIB.

Nord Anglia Education will furnish to the SEC a report on Form 6-K regarding the proposed transaction described in this announcement, which will include the merger agreement.

About Nord Anglia Education, Inc.

Nord Anglia Education (NYSE: NORD) is the world’s leading premium schools organization. Our 43 international schools are located in China, Europe, the Middle East, Southeast Asia and North America. Together, they educate more than 37,000 students from kindergarten through to the end of secondary education.  We are driven by one unifying philosophy - we are ambitious of our students, our people and our family of schools. Our schools deliver a high quality education through a personalized approach enhanced with unique global opportunities to enable every student to succeed. We primarily operate in geographic markets with high foreign direct investment, large expatriate populations and rising disposable income. We believe that these factors contribute to high demand for premium schools and strong growth in our business.  Nord Anglia Education is headquartered in Hong Kong SAR, China. Our website is www.nordangliaeducation.com.

About Canada Pension Plan Investment Board (CPPIB)

Canada Pension Plan Investment Board (CPPIB) is a professional investment management organization that invests the funds not needed by the Canada Pension Plan (CPP) to pay current benefits on behalf of 20 million contributors and beneficiaries. In order to build a diversified portfolio of CPP assets, CPPIB invests in public equities, private equities, real estate, infrastructure and fixed income instruments. Headquartered in Toronto, with offices in Hong Kong, London, Luxembourg, Mumbai, New York City, São Paulo and Sydney, CPPIB is governed and managed independently of the Canada Pension Plan and at arm’s length from governments. At December 31, 2016, the CPP Fund totalled $298.1 billion. For more information about CPPIB, please visit www.cppib.com or follow us on LinkedIn or Twitter.

About Baring Private Equity Asia

Baring Private Equity Asia is one of the largest and most established independent alternative asset management firms in Asia, with a total committed capital of over USD10 billion. The firm runs a pan-Asian investment program, sponsoring buyouts and providing growth capital to companies for expansion or acquisitions, as well as a private credit and a pan-Asian real estate private equity investment program. The firm has been investing in Asia since its formation in 1997 and has over 140 employees located across offices in Hong Kong, China, India, Japan and Singapore.  Baring Asia currently has over 41 portfolio companies active across Asia with a total of 178,000 employees and sales of approximately $35 billion in 2016. For more information, please visit www.bpeasia.com.

For further information, please contact:

Investors:

Vanessa Cardonnel
Corporate Finance and Investor Relations Director — Nord Anglia Education
Tel: +852 3951 1130
Email: vanessa.cardonnel@nordanglia.com

John Rouleau
Managing Director, Investor Relations — ICR
Tel: +1-203-682-8342
Email: John.Rouleau@icrinc.com

Media:
Sarah Doyle
Head of Brand - Nord Anglia Education

Tel: +852 3951 1144
Email: sarah.doyle@nordanglia.com

Forward-looking Statements

Any statements in this press release about future events or future results, the expected timing of the completion of the proposed merger and the ability to complete the proposed merger, and other statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” and similar expressions, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the inability to complete the proposed merger due to the failure to obtain shareholder approval for the proposed merger or the failure to satisfy other conditions to completion of the proposed merger; and (3) the failure to obtain the necessary financing arrangements set forth in the debt and equity commitment letters delivered pursuant to the merger agreement.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements included in this press release represent our views as of the date hereof. We anticipate that subsequent events and developments will cause our views to change and while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date hereof. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in our most recent annual report on Form 20-F filed with the SEC.

Additional Information and Where to Find It

The Company will furnish to the SEC a report on Form 6-K regarding the proposed transactions described in this announcement, which will include the merger agreement. All parties desiring details regarding the merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. Investors and shareholders are urged to read carefully and in their entirety these materials and other materials filed with or furnished to the SEC when they become available, as they will contain important information about the Company, the merger and related matters. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, these documents can be obtained, without charge, by sending an e-mail to investors@nordanglia.com, along with complete contact details and a mailing address.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s ordinary shares as of November 18, 2016 is also set forth in the Company’s Form 20-F filed with the SEC on November 29, 2016. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the merger proceed.